Exhibit 99.1

Brenmiller Announces Pricing of $2.5 Million Private Placement

Rosh Ha’ayin, Israel, June 13, 2023 – Brenmiller Energy Ltd. (“Brenmiller”, “Brenmiller Energy”, the “Company”) (TASE: BNRG, Nasdaq: BNRG), a global leader in thermal energy storage (TES), announced today it entered into a securities purchase agreement with one of the Company’s institutional shareholders, a Switzerland-based fund, for the issuance and sale, in private placement offering, of 2,487,778 units ( “Units”), each Unit consisting of one ordinary share of the Company, par value NIS 0.02 per share (the “Ordinary Shares”), and one non-tradeable warrant to purchase one ordinary share, at a price per Unit of $1.00, for aggregate gross proceeds of approximately $2,500,000.

The warrants are exercisable at a price of $1.20 per share, reflecting a 33% premium over the market price of the Company’s Ordinary Shares on The Nasdaq Stock Market LLC at the close on June 12, 2023. The warrants are exercisable beginning on June 12, 2024 and are exercisable until June 12, 2029.

The private placement offering is expected to close on June 15, 2023, subject to the satisfaction of customary closing conditions. The Company intends to use the net proceeds from the sale of the Units for working capital and general corporate purposes.

The securities described above are being sold in a private placement and have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from such registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Brenmiller Energy Ltd.

Brenmiller Energy delivers scalable thermal energy storage solutions and services that allow customers to cost-effectively decarbonize their operations. Its patented bGen thermal storage technology enables the use of renewable energy resources, as well as waste heat, to heat crushed rocks to very high temperatures. They can then store this heat for minutes, hours, or even days before using it for industrial and power generation processes. With bGen, organizations have a way to use electricity, biomass and waste heat to generate the clean steam, hot water and hot air they need to mold plastic, process food and beverages, produce paper, manufacture chemicals and pharmaceuticals or drive steam turbines without burning fossil fuels. For more information visit the company’s website at https://bren-energy.com/ and follow the company on Twitter and LinkedIn.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements in this press release when it discusses the expected closing and the intended use of proceeds from the private placement offering. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to, the Company’s planned level of revenues and capital expenditures, the demand for and market acceptance of our products, impact of competitive products and prices, product development, commercialization or technological difficulties, the success or failure of negotiations and trade, legal, social and economic risks and the risks associated with the adequacy of existing cash resources. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed on March 22, 2023 with the U.S. Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Media Contact:

Tori Bentkover

brenmillerenergy@antennagroup.com